Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 005-80961

In connection with the offer by Gas Natural SDG, S.A. (Gas Natural) to acquire 100% of the share capital of Endesa, S.A. (Endesa), Gas Natural has filed with the United States Securities and Exchange Commission (SEC) a registration statement on Form F-4 (File No.: 333-132076), which includes a prospectus and related exchange offer materials to register the Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural American Depositary Shares (ADSs)) to be issued in exchange for Endesa ordinary shares held by U.S. persons and for Endesa ADSs held by holders wherever located. In addition, Gas Natural has filed a Statement on Schedule TO with the SEC in respect of the exchange offer. INVESTORS AND HOLDERS OF ENDESA SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS, THE STATEMENT ON SCHEDULE TO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement, the prospectus and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov. The prospectus and other transaction-related documents are being mailed to holders of Endesa securities eligible to participate in the U.S. offer and additional copies may be obtained for free from Georgeson Shareholder Communications, Inc., the information agent: 17 State Street, 10th Floor, New York, New York 10004, Toll Free (888) 206-0860, Banks and Brokers (212) 440-9800.

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to buy Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural ADSs) in the United States will only be made pursuant to a prospectus and related offering materials that will be mailed to holders of Endesa ADSs and U.S. holders of Endesa ordinary shares. Investors in ordinary shares of Endesa should not subscribe for any Gas Natural ordinary shares to be issued in the offer to be made by Gas Natural in Spain except on the basis of the final approved and published offer document in Spain that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

* * *

The following is an English translation of a Spanish language relevant fact filed by Gas Natural SDG, S.A. with the Comisión Nacional del Mercado de Valores (Spanish National Securities Exchange Commission) (CNV) on May 5, 2006.

This is an English translation of a Spanish language relevant fact.

In case of discrepancies, the Spanish version will prevail.

ORDINARY GENERAL SHAREHOLDERS’ MEETING OF GAS NATURAL SDG, S.A.

The Board of Directors of Gas Natural SDG, S.A. , at its meeting of April 28, 2006, has resolved to convene an Ordinary General Shareholders’ Meeting of the Company, as indicated below:

Date, time and place:

Day: Thursday, June 8, 2006 – Time: 12:00 - Place: Barcelona, L’Auditori, calle Lepant nº 150, Sala Sinfónica (Symphony Hall), on first call.

If the General Shareholders’ Meeting cannot be held on first call, due to lack of quorum required by the Law and the Company’s Bylaws, it will be held on second call on Friday, June 9, 2006, at the same place and time, the cards issued for the first call being valid for the second call.

Agenda:

FIRST.- Review and approval, as the case may be, of the Annual Accounts (Annual Report, Balance Sheet and Profit and Loss Statement), Management Report, of both Gas Natural SDG, S.A. and its Consolidated Group, the proposal for allocation of profits of Gas Natural SDG, S.A. and the performance of its Board of Directors, with respect to the fiscal year ended December 31, 2005, and, as the case may be, the proposal for distribution of available reserves.

SECOND.- Transfer of the “Free Depreciation Reserve” Account, Royal Decree 2/1985 of April 30, to the “Voluntary Reserve” in the appropriate amount.

THIRD.- Amendment to the Bylaws.

(1)	ARTICLE 26.- ORDINARY GENERAL MEETING. Conforming this article of the bylaws to the provisions of the new Article 95.2 of the Spanish Corporations Law (Ley de Sociedades Anónimas), implemented by Law 19/2005 of November 14, 2005.

(2)	ARTICLE 28.- NOTICE OF GENERAL MEETING.- Conforming this article of the bylaws to the provisions of Items 1 to 4 of Article 97 of the Spanish Law of Corporations (Ley de Sociedades Anónimas), amended by Law 19/2005 of November 14.

FOURTH.- Amendment of the Regulations of the General Shareholders’ Meeting.

(1)	ARTICLE 3.- KIND OF MEETINGS. Conforming this regulatory article to the new proposed text of Article 26 of the Company’s Bylaws.

(2)	ARTICLE 4.- NOTICE OF THE GENERAL MEETING. Conforming this regulatory article to the new proposed text of Articles 26 and 28 of the Company’s Bylaws.

(3)	ARTICLE 19.- PROPOSALS. Conforming this regulatory article to the new proposed text of Article 28 of the Company’s Bylaws.

FIFTH.- Ratification, appointment, renewal or reelection of members of the Board of Directors .

SIXTH.- Authorization to the Board of Directors to issue bonds, debentures or similar securities, simple or secured, non-convertible into shares, in the type and amount decided by the Shareholders’ Meeting, in accordance with the Law, canceling, in the amount not disposed, the authorization granted by the General Shareholders’ Meeting on April 30, 2002.

SEVENTH.- Authorization to the Board of Directors with respect to the derivative buy-back of company shares, directly or through controlled companies, in the terms specified by the General Meeting and with the legally established limits, canceling the authorization granted by the General Meeting on April 20, 2005.

EIGHTH.- Delegation of powers to supplement, develop, execute, correct and formalize the resolutions adopted by the General Meeting.

Right to information:

In compliance with Articles 144 and 212 of Spanish Corporations Law (Ley de Sociedades Anónimas), Article 117 of the Spanish Securities Law (Ley del Mercado de Valores), Article 6 of the Regulations of the General Shareholders’ Meeting, as of this notice of meeting, shareholders shall have the right to examine, at the principal offices of the company (Avda. Portal de l’Angel 22, Barcelona, Department of Investor Relations), view on the website www.gasnatural.com or obtain or request that the following documents be mailed or delivered in printed form, immediately and without charge:

1. Annual Accounts, Management Report and Auditor’s Report of the Company, as well as the Consolidated Accounts, Management Report and Report of the Auditors of the Group, with respect to fiscal year 2005.

2. Annual Report of Corporate Governance of the Company for fiscal year 2005.

3. Report of the Audit and Supervisory Committee on activities carried out during fiscal year 2005.

4. Proposed resolutions pertaining to each of the items on the agenda of the General Shareholders’ Meeting and reports of the Board of Directors with respect to Items THIRD and FOURTH on the amendment of the bylaws and amendment of the Regulations of the General Shareholders’ Meeting, respectively.

Pursuant to Article 112 of the Spanish Corporations Law (Ley de Sociedades Anónimas) and Article 7 of the Regulations of the General Shareholders’ Meeting, the shareholders, by written notice, may request the Directors, prior to the General Shareholders’ Meeting, for reports or clarifications, or ask questions concerning the items contained in the Agenda and on publicly accessible information supplied by the Company to the Spanish National Securities and Exchange Commission (Comisión Nacional del Mercado de Valores) since the last General Shareholders’ Meeting (April 7, 2006).

In requests for information, the requesting party must evidence his identity, with a photocopy of his National Identity Document or passport and, if a legal entity, sufficient evidence of the qualifications of its representative. The requesting party must also evidence his status as a shareholder or provide sufficient data (number of shares and deposit entity) for verification by the Company.

Supplement to the Notice of Meeting

In accordance with Article 97.3 of the Spanish Corporations Law (Ley de Sociedades Anónimas), shareholders representing at least five percent of the capital stock may request that a supplement to this notice of meeting be published, including one or more Agenda items. This right must be exercised by official notice which must be received at the offices of the Company within five days following publication of this notice of meeting.

Right to Attend Meeting

Shareholders owning at least 100 shares or shareholders who, having less than 100 shares, are grouped and designate the person who should represent them, may attend the General Shareholders’ Meeting, who, at least five (5) days prior to the date of the first call to meeting, evidence that they are registered in the records of the list of participating entities of the “Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.” (IBERCLEAR), and are provided, through the participating entity, the attendance card issued by the Company.

Registration of the attendance cards will begin one hour prior to the time specified for the start of the Meeting.

Representation

Pursuant to Article 34 of the Bylaws and Article 8 of the Regulations of the General Shareholders’ Meeting, shareholders having the right to vote may be represented at the General Shareholders’ Meeting by another person, who must be a shareholder, also with the right to vote, giving notice of the representation to the Company (Department of Investor Relations) at least three (3) days in advance of the date scheduled for the General Shareholders’ Meeting on first call. The proxy must always be granted in writing as a special proxy for each Meeting, unless otherwise provided in Article 108 of the Spanish Corporations Law (Ley de Sociedades Anónimas).

Shareholders who are natural persons without full enjoyment of their civil rights and shareholders that are legal entities may be represented by persons legally exercising their representation, duly evidenced. A proxy granted to a person who cannot hold such a proxy according to law will not be valid or effective. A proxy can always be revoked. Personal attendance at the General Shareholders’ Meeting of the person being represented shall have the value of revocation.

Delegation of the proxy must be completed and signed by the shareholder and must be accepted by the shareholder representative. The shareholder to whom the proxy is granted must exercise such representation by attending the Meeting personally, delivering the attendance card and delegation at the shareholder attendance registration desk, at the place and on the day specified for the General Shareholders’ Meeting and within the scheduled term prior to the start of the meeting.

In the case of a delegation given to the Board of Directors, the proxy shall be understood to have been granted to the Chairman, Vice Chairman, Chief Executive Officer (Consejero Delegado) or Assistant Secretary of the Board of Directors, indistinctly.

The document evidencing the representation shall contain or have attached to it the Agenda, as well as the request for instructions for exercise of the vote and indication of the manner in which the representative shall vote in the event that specific instructions are not given. If there is no express declaration, it shall be understood that the vote is in favor of the proposed resolutions submitted by the Board of Directors.

The validity of the proxy conferred shall be subject to the Company’s verification of the representative’s status as a shareholder and of the representative’s status as a shareholder having the right to attend the meeting. If there is a discrepancy between the number of shares notified by the represented shareholder and the number appearing on the Registry of Account Notations which IBERCLEAR has notified to the

Company, the number of shares notified by IBERCLEAR shall be deemed to be valid, for purposes of quorum and voting,

If a shareholder makes several delegations, the last delegation given within the statutory term shall prevail.

Presence of Notary

The Board of Directors shall require the presence of a Notary for purposes of drawing up the Minutes of the General Shareholders’ Meeting.

General Information

Personal data submitted by the shareholders for purposes of delegating their attendance right shall be treated by the Company solely for these purposes, being able to exercise, when legally appropriate, the rights of access, correction, cancellation and dissent.

Note.- Although this announcement provides for a second call to meeting, due to the experience of prior years, it is expected that there will be the quorum necessary to hold the Meeting on first call.

Barcelona, April 28, 2006.

Chairman of the Board of Directors. Salvador Gabarró Serra.